UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Jauvtis Engineering, Inc.

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    September 15, 2016

Physical address of issuer
605 Hawaii Avenue, Torrance, CA 90503

Website of issuer
https://www.mondaymotorbikes.com/

Current number of employees
5

	Most recent fiscal year-end (2018)	**Prior fiscal year-end (2017)**
Total Assets	$268,521.00	$372,736.00
Cash & Cash Equivalents	$79,830.00	$139,922.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$456,904.00	$347,552.00
Long-term Debt	$146,400.00	$0.00
Revenues/Sales	$9,267.00	$63,596.00
Cost of Goods Sold	$52,653.00	$27,675.00
Taxes Paid	$0.00	$0.00
Net Income	-$994,412.00	-$700,803.00

July 6, 2020

FORM C-AR

(for fiscal year 2018)

Jauvtis Engineering, Inc.



      This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Jauvtis Engineering, Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://www.mondaymotorbikes.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is July 6, 2020.

THIS FORM C-AR SATISFIES THE COMPANY'S ANNUAL REPORTING REQUIREMENTS FOR THE FISCAL YEAR ENDING IN 2018.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

      Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.
Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Jauvtis Engineering, Inc. (the "Company") is a Delaware Corporation, formed on September 15, 2016. The Company was formerly known as Dr. Nathan Jauvtis Engineering, a California Corporation, dba Bolt Motorbikes. The Company is currently also conducting business under the name of Monday Motorbikes.

The Company is located at 605 Hawaii Avenue, Torrance, CA 90503.

The Company's website is https://www.mondaymotorbikes.com/.

The information available on or through our website is not a part of this Form C-AR.

The Business

We sell stylish electric motorbike designed for urban transport.

RISK FACTORS

Risks Related to the Company's Business and Industry

The development and commercialization of our products is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies.

In general, demand for our products and services is highly correlated with general economic conditions.
A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict.

Demand for and pricing of our products are subject to economic conditions and other factors present in the various markets where the products are sold.
Consumer preferences also impact the demand for new electric bikes purchases. A decrease in demand due to any of these factors would have a negative effect on our business and operations. Volatility in that market (which could be affected by many different factors, including general economic conditions, energy prices and trade policy) will likely affect the Company. With a global supply chain, events across the world can affect supply chain reliability.

Our product may be subject to emergent regulations.
For example, our product doesn't fit the definition of "low-speed electric bicycles", which are covered by the Consumer Product Safety Act because our motorbikes are too fast. Also, federal, state, and local lawmakers are still deciding how to classify, and therefore regulate, our product. This may result in registration and licensing requirements, restrictions, or bans of our product. In many states, our product would be classified in the same manner as a motorcycle or moped, have equipment and use requirements, or have confusing licensing and registration requirements. New and existing laws may impact our ability to sell our product.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

We sell stylish electric motorbike designed for urban transport.

Business Plan

Monday Motorbikes is planning to start developing new electric bicycles to give more alternatives to consumers. We are planning to have more affordable electric bicycles in order to increase the sales.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
GEN7	Low-speed Throttle Assisted Electric Bicycle	USA

We sell our products online.

Competition

The Company's primary competitors are In the current marketplace, our competitors include: Vespa, Sym, Honda, Yamaha, Kawasaki and Suzuki, Zero Motorcycles, GenZe, and Gogoro.

We believe our product is distinct from that of our direct competitors. We combine the benefits of electric bikes and motorcycles, giving customers the power and feel of a motorcycle with the ease-of-entry and other benefits of an electric bike. Monday Motorbikes creates the world's most stylish electric motorbike. For aspiring riders who are intimidated by full motorcycles, the style of our bike and high-torque electric drivetrain gives riders a thrilling experience on a motorbike that looks cool. Today, our electric moped falls under electric bicycle regulations, eliminating the need for a driver's license, insurance, and registration. Because of this, we can get new riders on our bikes more easily than companies selling traditional small motorcycles. The M1 has a motorcycle riding feel, is more robust and technologically advanced than most two-wheelers on the market, which makes the price reasonable compared to Monday's competitors.

Supply Chain and Customer Base

N/A

The Company is dependent on the following suppliers:

Supplier or Description	Service, input or raw material provided	Percent of such service, input or raw material from such supplier
Kunshan Fuel Investment and Mgmt Co, LTD	Electric Bicycle	100.0%

Monday Motorbikes has three main customer segments. First, individual customer who are mid-twenty to mid-forties. They either never rode a motorcycle and want to start small or they are motorcycle riders that a smaller bike for an urban setting. We have sold several bikes direct to consumer. Second, Monday Motorbikes targets business that want to switch their fleet to be more environmentally friendly, and businesses that want to improve their employee's ability to get around the city faster. Finally, we sell to dealers.

Intellectual Property

Patents

Application or Registration #	Title	Description	File Date	Grant Date	Country
9434445	Electronic Bicycle	Power assisted motorized vehicle which can be operated in either a manual mode or a motorized mode or in a combination of manual and motorized modes. The vehicle includes, inter alia, a frame connected to at least one fork capable of supporting a wheel having a first driven sprocket assembly and a second driven sprocket assembly, a rechargeable electrical power supply attached to the frame, a motor controller attached to the frame, an electric motor supported by the frame and attached to a first driving sprocket which is coupled to the first driven sprocket assembly and a manual pedal assembly supported by the frame and comprising a pedal crank shaft with two pedals and a second driving sprocket which is coupled to the second driven sprocket assembly.	June 22, 2015	Pending	USA
9085342	Power assisted vehicle	Power assisted motorized vehicle which can be operated in a manual mode or a motorized mode or in a combination of manual and motorized modes.	March 4, 2013	Pending	USA

		The vehicle includes, inter alia, a frame connected to at least one fork capable of supporting a wheel having a first driven sprocket assembly and a second driven sprocket assembly, a rechargeable electrical power supply attached to the frame, a motor controller attached to the frame, an electric motor supported by the frame and attached to a first driving sprocket which is coupled to the first driven sprocket assembly and a manual pedal assembly supported by the frame and comprising a pedal crank shaft with two pedals and a second driving sprocket which is coupled to the second driven sprocket assembly.			

Governmental/Regulatory Approval and Compliance

State legislatures have begun to grapple with how to differentiate and define e-bikes and regulate their operation and equipment standards on roadways and trails in their respective states. One challenge is the distinction between other motorized vehicles such as scooters and mopeds, and the burgeoning market and interest in e-bikes as a cost-effective and environmentally friendly transportation option. When faced with an e-bike bill, legislators and stakeholders by and large first question the safety, speed and allowed areas of operation for an e-bike.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 605 Hawaii Avenue, Torrance, CA 90503

The Company conducts business in California.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Christian Okonsky

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Executive Chairman: December 2019 - present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

August 2016 - present Managing Partner at Sustainability Initiatives
January 2017 - present Chairman of the Board – Co-Founder of Ayro Inc
November 2018 - present Co-Founder of Frog
April 2017 - January 2010 Founder/President of Okonky Diversified

Education

Bachelor of Science in Industrial Engineering, Texas A&M University

Name

Josh Rasmussen

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chief Marketing Officer: October 2015 - present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

January 2012 - November 2015 Co-Founder of ZipKick

Education

Bachelor of Science in Business Administration, University of Nebraska

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Christian Okonsky

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Executive Chairman: December 2019 - present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

August 2016 - present Managing Partner at Sustainability Initiatives
January 2017 - present Chairman of the Board – Co-Founder of Ayro Inc
November 2018 - present Co-Founder of Frog
April 2017 - January 2010 Founder/President of Okonky Diversified

Education

Bachelor of Science in Industrial Engineering, Texas A&M University

Name

Josh Rasmussen

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chief Marketing Officer: October 2015 - present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

January 2012 - November 2015 Co-Founder of ZipKick

Education

Bachelor of Science in Business Administration, University of Nebraska

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 5 employees in California and Texas.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	15,690,000
Voting Rights	One vote per share
Anti-Dilution Rights	No

Type of security	Seed Preferred Stock
Amount outstanding	2,310,000
Voting Rights	No
Anti-Dilution Rights	No

Type of security	SAFE (Simple Agreement for Future Equity)
Amount outstanding	$1,092,000
Voting Rights	No
Anti-Dilution Rights	No

The Company has the following debt outstanding:

Type of debt	Promissory Notes
Name of creditor	Tru-EV Inc
Amount outstanding	$146,400
Interest rate and payment schedule	17.9%
Amortization schedule	N/A
Describe any collateral or security	None
Maturity date	December 31, 2025

The total amount of outstanding debt of the company is $146,400.00.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
SAFE (Simple Agreement for Future Equity)	23	$1,092,000.00	Sales, General Administrative, R&D, and Working Capital	April 2016- January 2017	Regulation D
Common Stock	97,556	$195,112.00	Regular Operations	February 6, 2017	Regulation CF
Preferred Stock	1,310,000	$655,000.00	Regular Operations	7/15/2018	Regulation D

Ownership

The Company is broadly held among several shareholders.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
SI Monday LLC	61.1%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax
$9,267.00	$0.00	$0.00

Operations

Our significant challenges are developing and marketing a viable product in a competitive environment. Monday Motorbikes is planning to start developing new electric bicycles in order to increase sales.

Liquidity and Capital Resources

On February 6, 2017, the Company conducted an offering pursuant to Regulation CF and raised $195,112.00.

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has not conducted any transactions with related persons.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Christian Okonsky
(Signature)

Christian Okonsky
(Name)

Executive Chairman
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Christian Okonsky
(Signature)

Christian Okonsky
(Name)

Executive Chairman
(Title)

07/06/2020
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

I, Christian Okonsky, being the Executive Chairman of Jauvtis Engineering, Inc., a Delaware corporation (the "Company"), hereby certify as of this that:

(i) the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 31, 2018 and the related statements of income (deficit), stockholder's equity and cash flows for the year ended December 31, 2018, and the related noted to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and

(ii) while the Company has not yet filed tax returns for the year ending December 31, 2018, any tax return information in the Financial Statements reflects accurately the information that would be reported in such tax returns.

/s/ Christian Okonsky
(Signature)

Christian Okonsky
(Name)

Executive Chairman Member
(Title)
07/06/2020
(Date)

EXHIBITS

Exhibit A   Financial Statements

EXHIBIT A

2018 Financial Statements

Monday Motorbikes

BALANCE SHEET

As of December 31, 2018

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
10010 Checking Account	75,075.60
10110 PayPal Account	4,754.30
Total Bank Accounts	**$79,829.90**
Other Current Assets	
12010 Prepaid Inventory	142,008.30
13031 Security Deposit	18,253.00
Total Other Current Assets	**$160,261.30**
Total Current Assets	**$240,091.20**
Fixed Assets	
14020 Machinery & Equipment	5,255.76
14030 Vehicles	29,000.00
14040 Leasehold Improvements	8,567.94
15000 Furniture & Fixtures	
15010 Furniture	4,233.88
15020 Fixtures	792.91
15030 Computer	6,507.37
Total 15000 Furniture & Fixtures	**11,534.16**
19000 Accumulated Depreciation	-25,927.19
Total Fixed Assets	**$28,430.67**
TOTAL ASSETS	**$268,521.87**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
20000 Accounts Payable	232,269.23
Total Accounts Payable	**$232,269.23**
Credit Cards	
20020 Platinum Business Amex	20,912.76
Total Credit Cards	**$20,912.76**
Other Current Liabilities	
21000 Deferred Revenue	199,214.18
22205 Sales Tax Payable	4,508.23
23000 Loan from Tru-EV, Inc.	146,400.00
Total Other Current Liabilities	**$350,122.41**
Total Current Liabilities	**$603,304.40**
Total Liabilities	**$603,304.40**
Equity	
33000 Common Stock	1,351,992.79
34000 Preferred Stock	475,000.00
38000 Additional Paid In Capital	-12,000.00
39000 Retained Earnings	-1,155,363.75
Net Income	-994,411.57
Total Equity	**$ -334,782.53**
TOTAL LIABILITIES AND EQUITY	**$268,521.87**

Monday Motorbikes

PROFIT AND LOSS
January - December 2018

	TOTAL
Income	
40001 Sales of Product Income	9,266.87
Total Income	**$9,266.87**
Cost of Goods Sold	
51100 Supplies & Materials - COGS	35,423.50
59900 Inventory Loss/Stolen/Damaged/Not Salable	17,229.24
Total Cost of Goods Sold	**$52,652.74**
GROSS PROFIT	**$ -43,385.87**
Expenses	
61000 Personnel and Wages	
Payroll Expenses	705.01
Payroll Taxes	52,735.19
Wages	78,852.11
Total 61000 Personnel and Wages	**132,292.31**
62000 Sales and Marketing	390.93
Advertising	46,042.18
Advertising Lists	2,309.50
Collateral	14,666.74
Events and Tradeshows	9,011.75
Marketing - Online	480.00
Website	477.82
Total 62000 Sales and Marketing	**73,378.92**
63000 R&D	138.90
68000 Facilities and Office Expenses	
Insurance - Liability	25,047.73
Office Food	1,396.30
Office Supplies	2,839.95
Postage and Shipping	3,335.91
Rent or Lease	61,457.00
Repair & Maintenance	4,097.87
Shop Supplies	6,152.82
Software Expense	7,415.91
Stationery & Printing	264.14
Utilities	3,871.02
Total 68000 Facilities and Office Expenses	**115,878.65**
Airfare	792.60
Commissions & fees	3,030.99
Consultants - Other	231,903.65
Dues & Subscriptions	1,554.26

Monday Motorbikes

PROFIT AND LOSS
January - December 2018

	TOTAL
G&A	
Bad Debts	1,400.00
Bank Charges	1,497.68
Insurance	25,421.78
Legal & Professional Fees	222,796.59
Shopify Fees	106.67
Square Fee	3,636.27
Stripe Fee	567.31
Total G&A	**255,426.30**
Gasoline	3,414.98
Interest Expense	20,518.16
Local Travel	1,423.67
Meals and Entertainment	3,368.60
Office/General Administrative Expenses	10,974.27
Other General and Admin Expenses	20,798.16
Research and Development	45.00
Shipping and delivery expense	6,451.36
Taxes & Licenses	4,284.66
Telephone Expense	1,716.95
Travel	38,953.83
Travel Meals	173.20
Total Expenses	**$926,519.42**
NET OPERATING INCOME	**$ -969,905.29**
Other Income	
70000 Other Income	837.94
Total Other Income	**$837.94**
Other Expenses	
80200 Penalties & Settlements	1,500.00
Depreciation	23,844.22
Total Other Expenses	**$25,344.22**
NET OTHER INCOME	**$ -24,506.28**
NET INCOME	**$ -994,411.57**